SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 13, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 13, 2008

TAM Receives Valor 1000 Award as Best Transportation and Logistics Company

The Company is first in its sector in terms of revenues, sustainable growth and performance

São Paulo, August 13, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) was recognized as the best Transportation and Logistics company at this year's Valor 1000 awards, organized by the Valor Economico newspaper. With 25 categories, the award goes to the top-scoring companies based on evaluation criteria established by the publication.

"The award reflects the efforts of our employees, who are increasingly seeking greater efficiencies in our operations, based on three pillars of action: Service Excellence, Technical-Operational Excellence and Management Excellence, to the benefit of our clients," said Captain David Barioni Neto, president of TAM Linhas Aereas.

The Valor Economico newspaper publishes an annual Valor 1000 Yearbook, which in 2008 celebrated its eighth edition. The publication ranks the 1,000 Brazilian companies in terms of net revenues, based on their last balance sheet. In the case of 2008, the 2007 balance sheet is assessed. Of the 1,000 companies, the top corporation in each of 25 sectors is chosen, based upon a point total from seven criteria used. These include: profitability, margin of the activity, current liquidity, cash flow, sustainable growth, net revenues and generation of value. The latter three items have a double weight on the result.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, closing July with a 51.1% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the domestic market through commercial agreements with regional companies. Among Brazilian airline companies, its international market share was 72.5% in July. International operations include direct flights to 15 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay) and Caracas (Venezuela). Additionally, it has code share agreements with international airline companies allowing passengers to travel to another 64 destinations in the U.S., Europe and South America. Pioneer in the launch of a loyalty program in Brazil, at present TAM has more than 5 million associates and has redeemed more than 5.9 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.